UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Recent Business Development

Since acquisition of core algorithms and related software and hardware systems for brain-computer interfaces (the “System”) from Jeethen International Co., Limited pursuant that certain asset purchase agreement with dated April 1, 2025, we started the preparation and then launched service- or product-based businesses leveraging the System. The System can collect brainwaves, facial expressions, and head movements in real-time and decode them using AI algorithms to control external devices. Core products derived from this System may include active rehabilitation, vision testing, brain state monitoring, and electronic meditation devices, with future applications in medical rehabilitation, assisted living, neuroscience, and related fields.

The brain-computer interface (the “BCI”) technology is currently in rapid development with high technical barriers.

According to Straits Research, the global BCI market size was valued at USD 2.09 billion in 2024 and is projected to grow from USD 2.83 billion in 2025 to reach USD 8.73 billion by 2033, growing at a Compound Annual Growth Rate (CAGR) of 15.13% during the forecast period of 2025 to 2033.

Our service-based business model focuses on delivering multimodal BCI signal decoding services in accordance with the client’s technical specifications and requirements. The scope includes, but is not limited to, system development, testing, optimization, and maintenance. The objective is to ensure stable BCI system operation tailored to the client’s specific application needs. The primary target clients include internet technology firms, AI startups, and e-commerce platforms in Asia.

Our product-based business model is to produce EEG (electroencephalography) acquisition devices as well as to provide related technical services. The primary target clients are medical institutions and research institutions in Asia.

We expect to generate revenue from technical services contract and sales of Brain-Computer Interface (BCI) devices.

Although we are still in the process of product research and development, we have generated revenue through the provision of technical services.

Risk Factors Relating to Our BCI Business

Regulatory policies in the medical and technology sectors may change in the jurisdictions where we operate.

The development and use of our core algorithms and related software-hardware systems for brain-computer interfaces may be subject to evolving regulatory requirements, particularly in the medical and technology sectors. Regulatory policies in the jurisdictions where we currently operate—primarily in Asia—as well as in potential future markets, may change or become more stringent. Such changes could lead to increased compliance costs, delays in product development or deployment, or limitations on our ability to commercialize BCI technologies across different regions.

The actual commercialization progress may fall short of expectations, and the market acceptance of our services or products may be limited.

The development and commercialization of our core algorithms and related software-hardware systems for brain-computer interface (BCI) technologies are subject to significant uncertainty. Despite ongoing R&D efforts, the actual progress may fall short of expectations due to technical challenges, regulatory hurdles, or resource constraints. In addition, the market acceptance of BCI-based products and services remains nascent and unproven at scale. If users, developers, or commercial partners do not adopt our solutions as anticipated, our business prospects, financial performance, and competitive position could be adversely affected.

Implementation challenges may arise due to the need to integrate complex software and hardware systems, along with user testing, potentially leading to a prolonged development cycle and deviations from forecast assumptions.

Implementation challenges may arise from the need to integrate complex software and hardware components within our brain-computer interface systems. This process often involves extensive user testing, iteration, and system optimization, which can lead to a prolonged development cycle. As a result, there may be delays or deviations from our projected timelines, cost estimates, or performance assumptions, potentially impacting our ability to achieve commercialization milestones.

The brain-computer interface industry is competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations.

The sector of brain-computer interfaces is characterized by rapid technological advancements and fierce competition. Our potential success is contingent upon several factors, including access to patents and other technology protections, the ability to effectively commercialize technological innovations, the availability of capital, access to market channels, and obtaining necessary approvals for testing, manufacturing, and commercialization.

We will encounter competition from major global technology firms, some of which may be integrating state-of-the-art biotechnology, signal analysis, sensor development, and computing logic into their products and services. These firms may also seek to exploit the unique patented technology we are developing. Furthermore, competition arises from academic institutions, government agencies, and private research organizations, competing with us in research and development, product development, and market and brand establishment. Additionally, these entities vie for highly skilled scientific personnel, consultants, and investment capital.

The successful development of this new business is highly speculative and dependent on numerous factors, many of which are beyond our control. Our business hinges on the successful development and implementation of the Core Algorithms and Related Software-Hardware Systems for Brain-Computer Interfaces. This underscores the speculative nature of our endeavors, subject to numerous risks and uncertainties.

Key aspects crucial to our success include establishing brand recognition, and client and customer loyalty, effectively developing and deploying new products and services, competing in existing and emerging markets, managing administrative overhead costs, navigating economic conditions, developing our partner ecosystem, validating our technology with co-innovation partners, managing business growth, and expanding into adjacent markets.

There is no guarantee of success in addressing these risks and uncertainties or generating significant revenues or profits.

New products and services may subject us to additional risks, and a failure to successfully manage these risks may have a material adverse effect on our business;

Periodically, we may engage in the development and launch of new products and services. Such endeavors entail significant risks and uncertainties, particularly when entering markets that are not fully matured. The development and marketing of new products and services often requires substantial investments of time and resources. Initial timelines for product introduction and development may not be met, and targets for pricing and profitability may prove unattainable. Moreover, external factors, including regulatory compliance, competitive alternatives, and evolving market preferences, can influence the successful implementation of new offerings.

Failure to effectively manage these risks associated with the development and implementation of new products or services could materially impact our business, financial condition, and results of operations.

If we are unable to develop a partner ecosystem, sales, marketing and distribution channels, or enter into agreements with third parties to perform these functions on acceptable terms, we may be unable to generate revenue;

Presently, we lack any internal sales, marketing, or distribution capabilities. Upon introducing products or services to the market, we must establish sales, marketing, and distribution channels for their commercialization. This process may entail substantial expenses and time commitments. Alternatively, we may opt to engage in collaborations with third parties to perform these functions.

Should we choose to directly market our products or services, significant financial and managerial resources will be required to cultivate a specialized marketing and sales force, equipped with technical expertise, along with supporting distribution, administration, and compliance capabilities. Alternatively, if we rely on third-party collaborations or co-promotion agreements, we must establish and sustain marketing and distribution partnerships, with no guarantee of securing favorable terms or agreements.

In engaging third-party marketing or distribution collaborators, any revenue received, whether directly or indirectly, hinges upon the efforts and profitability of these parties. There exists uncertainty regarding their ability to establish adequate sales and distribution capabilities or achieve market acceptance for our products and services.

Failure to successfully commercialize products and services, whether independently or through third-party collaborations, could have a materially adverse impact on our business, financial condition, and results of operations.

We may face significant competition in Asia and in other markets, including the United States, and Europe where we may decide to operate in the future;

We anticipate encountering significant competition in Asia and potentially in other markets where we choose to introduce our services and products, including but not limited to the United States and Europe. This competition may extend to other products and services that we have yet to identify or develop. Many of our competitors may possess considerably greater financial, technical, and operational resources, such as larger research and development teams and established marketing departments. Furthermore, ongoing mergers and acquisitions within our industry could further consolidate resources among our competitors.

If we are unable to effectively protect our intellectual property and trade secrets, it may impair our ability to compete;

Our ability to achieve success is contingent, in part, upon securing and maintaining meaningful intellectual property (IP) protection for our assets.

We rely on patents, trademarks, copyrights, and trade secrets to safeguard our IP. However, there is a risk that these rights may be challenged by others, necessitating enforcement actions. Despite our efforts to protect trade secrets, inadvertent or deliberate disclosure by employees, consultants, contractors or advisors, or independent development by competitors, could compromise their confidentiality. Furthermore, courts outside the United States may offer less robust protection for trade secrets.

Infringement of our IP rights could result in significant litigation costs. Failure to adequately protect trade secrets could lead to competitors offering similar products, eroding our competitive advantage and reducing revenues. Existing IP laws provide limited protection, particularly in some foreign jurisdictions. Consequently, we may be unable to prevent unauthorized third-party use of our IP.

Enforcing claims against third-party infringement could be resource-intensive and unpredictable in outcome, potentially diverting resources and adversely affecting our operating results.

Client and customer complaints regarding our services or products could hurt our business.

We may receive client complaints regarding the quality of products and services acquired from or licensed by us. In the future, we may also receive correspondence from dissatisfied clients or customers seeking reimbursement, with some individuals threatening legal action if reimbursement is not provided. Moreover, we face the potential risk of product liability lawsuits from customers alleging injury due to perceived defects in our products or services and seeking substantial damages.

As participants in the product supply or distribution chain, we bear the risk of being held legally accountable for such issues. Furthermore, these claims may not fall within the coverage of our insurance policies. Litigation arising from such claims could prove costly, divert management attention, increase business expenses, or otherwise have a material adverse impact on our business, financial condition, and results of operations.

Any negative publicity stemming from client or customer dissatisfaction with our products, services, or websites could tarnish our reputation and diminish the value of our brand name. Such repercussions could have a material adverse effect on our business, financial condition, and results of operations.

Computer, website and/or information system breakdowns, as well as cyber security attacks, could affect our business.

Computer, website, and/or information system failures, along with cyber security breaches, have the potential to disrupt our ability to execute our business strategies. These disruptions may result in diminished revenue and/or reputational harm, which could significantly impact on our financial performance and the investments of our shareholders.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our BCI systems to be built. A failure of our network or data gathering procedures could impede services. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our facilities could result in interruptions of our operations. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business, financial condition and results of operations. To the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

We will depend on third-party providers for a reliable Internet infrastructure as well as other aspects of our technology and applications and the failure of these third parties, or the Internet in general, for any reason would significantly impair our ability to conduct our business.

We intend to outsource certain aspects of our online presence, server requirements, technology development, and data management to third-party providers. These providers will host the physical servers, ensuring power and security in multiple data centers across various geographic locations. However, the uninterrupted operation of these servers is contingent upon consistent access to the Internet.

Our business is vulnerable to disruptions that may arise from various factors, including natural disasters, the financial insolvency of third-party providers, or malicious electronic intrusions into the data centers. Moreover, we may face "denial-of-service" attacks, where unidentified individuals overwhelm our computer servers with data requests, leading to performance degradation. Identifying and neutralizing these attacks may pose challenges.

The failure of a third-party facility, interference with our Internet access due to general Internet equipment failure, or malicious cyber-attacks could significantly damage our business.

Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results.

Our business is dependent on our collaboration with our vendors. Our vendors or suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. There is no guarantee that we may maintain stable and long-term business relationships with any vendors or suppliers. If our vendors or suppliers refuse to have business with us and if we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business and results of operations and financial condition would be materially and adversely affected.

Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to provide tailored BCI services for our clients and customers, incorporating new developments and improvements in technology that translate into productivity improvements for our clients and customers, and our ability to develop products and other new service offerings that meet current and prospective clients’ and customers’ needs, as well as evolving industry standards, are critical to our success. Our competitors may develop services that make our offerings obsolete or may force us to decrease prices on our services, which can result in lower margins. Our ability to develop and implement up-to-date tailored services utilizing new technologies that meet evolving clients’ and customers’ technical specifications and requirements, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings.

However, there can be no assurance that our services or products can meet prospective clients’ and customers’ needs and evolving industry standards. If we are unable to continue to execute our strategy and develop and expand our service offerings in a highly competitive and rapidly evolving environment, or if we are unable to commercialize such services and products and expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be adversely affected.

Technological developments may materially affect the cost and use of technology by our clients or customers. Customers may delay spending under existing contracts and engagements and entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our clients or customers is not sufficient to make up any shortfall from delays from other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our services offering. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our business, financial condition and results of operations, as well as our services and solutions and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

If we do not succeed in attracting new clients for our BCI services, we may not achieve our revenue growth goals.

Obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients depends on a number of factors, including our ability to offer high quality tailored BCI services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

Our investment costs incurred in developing our BCI system may not yield the intended results and can adversely impact our results of operations.

Our investments in BCI system may not yield the intended results, especially from our research and development. Research and development investments and the consequent adoption of new technology, patents, intellectual property and software products on an ongoing basis are essential elements of our business strategy. This helps us to move up the value chain and be a more relevant technology partner to our customers. While we strive to ensure that our research and development expenditure will yield a sustained customer base and increased revenue, customer buy-in for any new investments in research and development carries with it a possibility of not yielding expected investment results, thereby hampering our growth prospects.

The AI industry faces its own risks and changing and extensive regulations.

Our BCI system utilizes AI algorithms to control external devices. As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-powered product become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-powered services and products.

The development and adoption of generative AI technologies are still in their early stages, and their commercial viability is uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”) products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users.

The regulatory landscape surrounding generative AI technologies is evolving, and there is currently significant uncertainty as to whether governmental authorities, self-regulatory institutions or other regulatory authorities will take additional action to curtail the development or use of generative AI technologies. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand for our services or products.

The AI technologies we are incorporating into certain of our services or products and processes may present business, legal, and reputational risks.

We plan to use AI technologies in certain of our products and processes. The use of AI has recently become the source of significant media attention and political debate. The introduction of AI technologies, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. For example, AI technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to liability. We may also not identify inaccurate information, which may expose us to liability. Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may significantly restrict the deployment of AI, particularly generative AI technologies, in our services or products.

We may use AI technologies from third parties, which may include open-source software. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection and may also lead to the unintended consequences of using AI discussed above. The intellectual property ownership and license rights surrounding AI technologies as well as data protection laws related to the use and development of AI are currently not fully addressed by courts or regulators. The use or adoption of AI technologies into our services or products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringement.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we may process, and transmit sensitive business information and personal information about our clients, their customers and other parties. We may be a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we need to proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ information, lost revenue and reputational harm.

We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate.

Any potential security breaches and cyber-attacks can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits, legal liability, loss of clients and damage to our reputation. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information.

We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we will take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K, including the sections entitled “New Business Development” and “Risk Factors Relating to Our BCI Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

•	the implementation of our strategic plans for our business;

•	our financial performance;

•	developments relating to our competitors and our industry, including the impact of government regulation;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

•	other risks and uncertainties, including those listed under the captions entitled “New Business Development” and “Risk Factors Relating to Our BCI Business.”

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: June 16, 2025